EXHIBIT 2

Kojaian Ventures, L.L.C.
Kojaian Holdings LLC
Kojaian Management Corporation
C. Michael Kojaian
39400 N. Woodward Avenue, Suite 250
Bloomfield Hills, MI 48304-2876

April 22, 2011

Board of Directors
Grubb & Ellis Company
1551 North Tustin Avenue
Suite 300
Santa Ana, CA 92705

Gentlemen:

                    Kojaian Ventures, L.L.C., Kojaian Holdings LLC, Kojaian Management Corporation and I, as a group (together the "Kojaian Shareholders") collectively are the beneficial owners (as determined under SEC regulations, including shares issuable upon conversion of convertible securities and exercise of options) of more than 30% of the common stock of Grubb & Ellis Company (the "Company"). This letter is provided on behalf of the Kojaian Shareholders solely in our capacity as shareholders of the Company.

                    Reference is made to the Company's Form 8-K Current Report dated March 30, 2011, in which the Company reported and filed copies of a commitment letter between Colony Capital Acquisitions, LLC ("Colony") and the Company dated March 30, 2011 (the "Commitment Letter") and an Exclusivity Agreement between Colony and the Company dated March 30, 2011 (the "Exclusivity Agreement"). For personal reasons, I was unable to participate in the Board of Director's consideration of the Commitment Letter, the Exclusivity Agreement, or other agreements subsequently entered into pursuant to the Commitment Letter. The purpose of this letter is to clarify my position regarding these agreements.

                    In the Exclusivity Agreement, the Company agrees that it shall, and that it shall cause its directors to, for a period of sixty days, work exclusively with Colony and its representatives with respect to a potential Transaction and not to solicit or initiate or enter into any discussions or transactions with, reply to or encourage, or provide any information to any individual, corporation, partnership, or other entity or group (other than Colony) concerning the acquisition of the Company or any subsidiary or any equity interest therein or all or any substantial portion of any of their assets.

                    The Company is advised that the Kojaian Shareholders are not, and I do not consider myself personally in my capacity as a shareholder and as a representative of the Kojaian Shareholders to be, bound by the Exclusivity Agreement. The Kojaian Shareholders expressly reserve all rights as shareholders of the Company with respect to any transaction or proposed transaction with Colony or others. These rights include, but are not limited to:

•	The right to support or not support any proposed transaction.
•	The right to vote for or against a proposed transaction.
•	The right to solicit or encourage other Company shareholders to support or oppose a proposed transaction.
•	The right to discuss a proposed transaction directly with Colony, including, without limitation, to discuss or propose a transaction by the Kojaian Shareholders with or in collaboration with Colony.
•	The right to solicit or discuss the purchase or sale of, to purchase or sell, and/or to agree or commit to purchase or sell shares of the Company's common stock or preferred stock.
•

The right to submit competing proposals for transactions either before or during the market check period or "fiduciary out" described in the Commitment Letter or any future definitive agreement between the Company and Colony or any other party.

•	The right to collaborate with other parties to initiate, negotiate, propose and enter into agreements for transactions with the Company.

                    As the Company proceeds with its negotiation, execution and implementation of agreements for any future transaction with or proposed by or in connection with Colony, the Kojaian Shareholders expect and insist that the Company will fully respect and accommodate the rights of the Kojaian Shareholders, including those listed above and the rights of Kojaian investors relating to:

•	The Registration Rights Agreement dated April 28, 2006
•	Ownership of convertible preferred stock by Kojaian Management Corporation

                    The purpose of this letter is to highlight and reserve the rights of the Kojaian Shareholders as shareholders of the Company. It is not intended to communicate or suggest any plan or proposal by the Kojaian Shareholders, or any of them, with respect to any of the topics mentioned in this letter or any of the actions enumerated in Item 4 of Schedule 13D under the Securities Act of 1934.

                    On a personal note, I would like to add that I am fully mindful of my fiduciary duties as a director of the Company and I sincerely intend to faithfully and fully perform those duties. The Company must, in turn, acknowledge that my duties as a director will not limit the range and exercise of the rights of the Kojaian Shareholders as shareholders of the Company, and respect those rights.

Sincerely,

/s/ C. Michael Kojaian
C. Michael Kojaian On behalf of each of the Kojaian Investors named above